January 22, 2007
Mr. Larry Spirgel
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Telecom Italia Media S.p.A., File No. 333-12334

Dear Mr. Spirgel,

     Thank you very much for your letter dated December 21, 2006, setting forth further comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2005, (the “2005 Form 20-F”) of Telecom Italia Media S.p.A. (“TI Media”, also referred to in this letter as “we”), , File No. 333-12334.

     Our responses to the Staff’s comments in your letter of December 21, 2006 on the 2005 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

TI Media acknowledges that:

  TI Media is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  TI Media may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     To facilitate the Staff’s review, we have reproduced the applicable captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

Form 20-F for Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004 and 2005, page F-7.

1.    We are still considering your response to prior comment 8.

Response:

     We understand that you are considering our prior response and will confirm in future correspondence whether you have any further comments on this topic.

Note 13. Shareholders’ Equity, page F-30

2.	We note your response to comment 12 regarding the nature of “tax deferred reserves” in equity; however, you did not elaborate the nature of “exchange reserves” in equity as we previously requested. Please explain.

Response:

      As noted in our response to prior comment 12, we have not recorded any exchange reserve in equity.

     The reference to “exchange reserves” was carried over from prior years when we consolidated certain foreign subsidiaries whose functional currencies were different from the Euro. The translation differences arising in consolidation were recorded in shareholders’ equity. However, as disclosed in our Form 20-F, in 2003 the consolidation area changed significantly due to the spin-off of Seat PG, effective August 1, 2003. The business complex, composed mainly of the Directories, Directory Assistance and Business Information areas, which comprised the above mentioned foreign subsidiaries and associates (namely TDL Infomedia Group and Net.Creations), were transferred to New SEAT (the spun-off company) and therefore, excluded from the consolidation. As a consequence, having conferred the “exchange reserve” into New SEAT, starting from the year 2003 we do not have any “exchange reserves” in equity any more.

      We will revise our disclosure in future filings pursuant to your comments above.

Note 31. Financial Expenses, page F-43

3.	We note your responses to comments 14 and 15. It appears that the Euro 325 million you paid for the acquisition of the 40% of Finanziaria Web was the result of the settlement agreement between you and the De Agostini Group. It also appears that the fair value of the 40% interest in Finanziaria Web at the date of the settlement agreement was Euro 43 million. If true, we remain unclear as to why accounting for the 40% equity interest of Finanziaria Web as financial asset available for sale and the classification of the Euro 282 million charge as financial expense in the statement of operation is appropriate. In this regard, tell us in detail why you do not believe that the Euro 282 million charge should be classified as litigation expense in your statements of operations.

Response:

     We considered the acquisition and subsequent disposal of the 40% interest in Finanziaria Web S.p.A. to our parent company Telecom Italia, which was concluded at a price determined on the basis of fair value, as a financial transaction: as a consequence, we recognized the related loss as a financial expense.

     The transaction, in our judgment, is to be qualified as a financial transaction for the reasons more fully discussed below.

  We did not have any economic or managerial interest in acquiring an additional stake in Finanziaria Web and Matrix (Finanziaria Web’s sole asset), since the Telecom Italia Media Group already controlled these subsidiaries. The acquisition of the additional shares had been decided by different shareholders (prior to the acquisition of our ultimate Parent Company by Olimpia S.p.A.), and consequently it has always been considered by us a “forced acquisition”.

  We immediately disposed of the additional 40% interest in order to reduce our debt. As disclosed in our Form 20-F for the year 2004, following this transaction, on September 10, 2004, our shareholders authorized us to increase the share capital of TI Media by up to €120 million in order to fund our liquidity.

  Based on the short term nature of the investment which was purchased and immediately sold (within one week), we concluded that the transaction was in substance a financial transaction.

     IFRS does not contain any specific guidance for the accounting of such a transaction, and in particular on the classification in the income statement of its effects. Guidance does indicate that assets held for sale (including those recently acquired) are within the scope of IFRS 5. However, based on paragraph 37 of IFRS 5 because the 40% interest in Finanziaria Web did not meet the definition of a discontinued operation, we were required by the standard to classify the loss in profit or loss from continuing operations. IFRS 5, however, does not indicate any specific caption of the income statement where the loss should be classified.

     As noted in our previous response to your comment 15. of the previous comment letter, in considering the representation of the expense in the 2005 Form 20-F, in the comparative statement of operations for the year ended December 31, 2004, we excluded the loss on sale from the results of discontinued operations related to the disposal of the Internet business because the two transactions were considered to be separate. On this basis, we included the loss on the 2004 transaction within results from continuing operations.

     Paragraph 88 of IAS 1 requires an entity to present an analysis of expenses using a classification based on either the nature of expenses or their function within the entity. As disclosed on page F-57 of our Form 20-F for the year 2005, we have elected to present our income statement prepared in accordance with IFRS using a classification based on the nature of our expenses, since we believe such classification provides information to the users of the financial statements that is reliable and more relevant. Consequently, we classify gain or losses resulting from the disposal of equity investments as financial income or financial expenses.

     Moreover, we chose not to treat the expense as settlement of litigation because of the nature of the purchase. We do not believe that IFRS mandates treating costs as litigation expense in all situations where the purchase price is determined through an arbitration process.

     As a result of the above, we have deemed it more useful and relevant to present the result of this financial transaction in the income statement (e.g. the loss incurred on the disposal), and we have consequently classified it as a financial charge on the basis of the nature of the transaction.

     Finally, as already noted in our prior responses, we believe that we have provided the financial statements user with sufficient information and description of the transaction in the Notes to the Financial Statements, as well as in our press releases and prospectus prepared in view of the our 2004 capital increase.

*           *           *

     We are available to discuss any of our responses with the Staff at their convenience. In that connection, the Staff should not hesitate to contact the undersigned at 011-39-06-355- 84795 (fax: 011-39-06-3558-4702) or our counsel Luigi L. De Ghenghi, at 011-44-20-7418-1018 (fax: 011-44-20-7710-4918) or George Hacket, at 011-49-69-9757-0320 (fax: 011-49-747744).

Very truly yours,

/s/ Paolo Serra

Paolo Serra
Chief Financial Officer

cc:	Luigi L. De Ghenghi (Davis Polk & Wardwell) George Hacket (Davis Polk & Wardwell) Mario Lamprati (Reconta Ernst & Young S.p.A.) Margy Coll (Reconta Ernst & Young S.p.A.)